August 27, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Dynagas LNG Partners
LP Registration Statement on Form F-1
Filed August 6, 2014
File No. 333-197915

Dear Mr. Dobbie:

Reference is made to the registration statement on Form F-1 (File No. 333-197915) (the “Original Draft Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) in connection with the underwritten public offering of the Partnership’s senior notes due 2019 under the Securities Act of 1933, as amended, that was submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on August 6, 2014. On August 8, 2014, the Partnership filed with the Commission the first amended draft registration statement on Form F-1, which amended the Original Draft Registration Statement, solely for the purpose of including Dynagas Finance Inc. as co-registrant and to file exhibits 1.1, 4.1 and 4.2. By letter dated August 22, 2014, (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Partnership with its comments to the Original Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, is today being filed with the Commission for review.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Draft Registration Statement on Form F-1 showing changes made from the Original Draft Registration Statement on Form F-1.

U.S. Securities and Exchange Commission

August 27, 2014

Prospectus Cover Page

1.	Please disclose the principal amount of debt being offered and any other information that may not be omitted pursuant to Rule 430A of the Securities Act in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Partnership confirms that it has disclosed the principal amount of debt being offered on the cover page of the prospectus.

Use of Proceeds, page 54

2.	Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. For example, we note your disclosure that you anticipate using the net proceeds for “general partnership purposes, which may include funding vessel acquisitions.” Please provide additional detail about what you expect general partnership purposes to include or explain why you cannot do so. Please also disclose whether you have identified any potential acquisitions.

In response to the Staff’s comment the Partnership has revised its disclosure throughout the Second Amended Draft Registration Statement to disclose that the Partnership is currently in negotiations with its Sponsor to acquire one of three recently built Optional Vessels owned by its Sponsor, the Yenisei River, the Lena River and the Clean Ocean, together with its respective charter contract. The Partnership intends to use the net proceeds of this offering to finance the majority of the purchase price in respect of the Optional Vessel Acquisition. The Partnership expects the balance of the purchase price to be funded with cash on hand. If the Partnership is unable to complete the Optional Vessel Acquisition, it will use the net proceeds of this offering for general partnership purposes, including working capital. The closing of the Optional Vessel Acquisition is subject to, among other things, (i) the identification of the vessel to be acquired; (ii) agreement on the purchase price; (iii) approval of the Optional Vessel Acquisition and the purchase price by the Partnership’s conflicts committee; and (iv) the negotiation and execution of definitive documentation. The Partnership can provide no assurance that it will be able to complete the Optional Vessel Acquisition.

Exhibit 5.1

3.	Please have counsel include an opinion that the notes will also constitute binding obligations of the co-issuer Dynagas Finance Inc.

The Partnership confirms that counsel has included in its opinion that the notes will also constitute binding obligations of the co-issuer Dynagas Finance Inc.

U.S. Securities and Exchange Commission

August 27, 2014

4.	We note that the legality opinion is limited to the laws of the State of New York yet the co-issuers are organized in the Marshall Islands. Counsel must also consider the law of the jurisdiction under which the issuer is organized in order to provide the binding obligation opinion. Please either revise the legality opinion to state that it also covers the laws of the Marshall Islands or provide a separate opinion from Marshall Islands counsel with respect to the due authorization and corporate authority of the co-issuers.

The Partnership advises the Staff that counsel has revised the legality opinion to state that the opinion also covers the laws of the Marshall Islands.

Exhibit 8.1

5.	Please have counsel revise the first paragraph on page 2 of the opinion to clearly state that the disclosure under the headings “Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow,” “Material United States Federal Income Tax Considerations” and “Marshall Islands Tax Considerations” is the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel.

The Partnership confirms that counsel has revised the opinion to clearly state that the disclosure under the referenced headings is the opinion of counsel. The Partnership further confirms that it has revised the disclosure under the referenced headings in the prospectus to clearly state that it is the opinion of counsel.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.